EXHIBIT 99.1

DIRECTORS AND EXECUTIVE OFFICERS OF FOSUN INDUSTRIAL CO., LIMITED

AND

PERSONS CONTROLLING FOSUN INDUSTRIAL CO. LIMITED

The name, business address, present principal employment and citizenship of each director and executive officer of Fosun Industrial is set forth below.

Fosun Industrial

Name	Business Address	Present Principal Employment	Citizenship
Wang Qunbin	Flat/Room 808, ICBC Tower, 3 Garden Road, Hong Kong, China	Chairman of the Board of Directors of Fosun Industrial	China

Chen Qiyu	Flat/Room 808, ICBC Tower, 3 Garden Road, Hong Kong, China	Director of Fosun Industrial	China

Zhang Guozheng	Flat/Room 808, ICBC Tower, 3 Garden Road, Hong Kong, China	Director of Fosun Industrial	China

Fosun Industrial is a wholly owned subsidiary of Fosun Pharma R&D, a corporation organized under the laws of P.R. China, with its principal business address at No. 2 East Fuxing Road, Shanghai, China. Fosun Pharma R&D is principally engaged in Biomedical and Diagnostic reagent “four-tech” service and industrial investment.

Fosun Pharma R&D is a wholly owned subsidiary of Fosun Pharma, which in turn is a subsidiary of Fosun International. Fosun International is a subsidiary of Fosun Holdings, which in turn is a subsidiary of Fosun International Holdings. Fosun International Holdings is controlled by Guo Guangchang.

Fosun Pharma is a corporation organized under the laws of P.R. China with its principal business address at No. 2 East Fuxing Road, Shanghai, China. Fosun Pharma is principally engaged in Bio-chemical products, reagents, biological “four-tech” service, manufacture and sale of self-developed products, medical devices, instruments and apparatuses, electronic products, computer, chemical raw materials (except dangerous products), consulting service, exportation business on self-produced products and their related technologies, and importation business on any required materials, equipments, instruments and apparatuses, accessories and technologies, related with self-produced products.

Fosun International is a corporation organized under the laws of Hong Kong, China with its principal business address at Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong. Fosun International is principally engaged in businesses including pharmaceuticals, property development, steel, mining, investment in retail and financial services, and strategic investments.

Fosun Holdings is a corporation organized under the laws of Hong Kong, China with its principal business address at Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong. Fosun Holdings is principally engaged in investment holding.

Fosun International Holdings is a corporation organized under the laws of British Virgin Islands with its principal business address at Akara Building, 24 De Castro Street, Wickhams Cay I, Road Town, Tortola, British Virgin Islands. Fosun International Holdings is principally engaged in investment holding.

Guo Guangchang’s principal business address is No. 2 East Fuxing Road, Shanghai, China. He is a citizen of China. His present principal employment includes Executive Director, Chairman of the Board and Chief Executive Officer of Fosun International Limited, Director of both Nanjing Iron & Steel United Co., Ltd. and Fosun Pharma, Chairman of the Board and Executive Director of Shanghai Forte Land Co., Ltd.